12/1/14

14041990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NOV 28 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22224

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 9/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Ann Street Suite 400
(No. and Street)

Frankfort (City) Kentucky (State) 40601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick J. Kramer 502-238-2988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley
(Name – *if individual, state last, first, middle name*)

462 S. 4th Street #2600 (Address) Louisville (City) Kentucky (State) 40202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/1/14

OATH OR AFFIRMATION

I, Frederick J. Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corporation, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer
Title

Notary Public exp 12.7.15

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT REQUIRED
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NOT REQUIRED

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Kentucky Securities Corporation and Subsidiary

Consolidated Financial Statements

September 30, 2014 and 2013

First Kentucky Securities Corporation and Subsidiary

Table of Contents
September 30, 2014 and 2013

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of First Kentucky Securities Corporation (a Kentucky Corporation) including its wholly owned subsidiary, First Credit Advisors, Inc. (collectively "the Company"), which comprise the consolidated statements of financial condition as of September 30, 2014 and 2013, and the related consolidated statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of First Kentucky Securities Corporation and Subsidiary as of September 30, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Kentucky
Indiana
Ohio

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
An Independent Member of Baker Tilly International

Report of Independent Registered Public Accounting Firm (Continued)

The supplemental information contained in Schedule I by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of First Kentucky Securities Corporation and Subsidiary's consolidated financial statements. The supplemental information is the responsibility of First Kentucky Securities Corporation and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Louisville, Kentucky
November 21, 2014

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Financial Condition
September 30, 2014 and 2013

	2014	2013
Assets		
Current Assets		
Cash and cash equivalents	$ 113,004	$ 69,994
Accounts receivable	197,147	166,765
Securities held in inventory	241,711	334,513
Prepaid expenses and other	2,093	3,456
Deferred tax assets	10,911	11,333
Deposit held with clearing house	100,000	100,000
Total Current Assets	664,866	686,061
Property, Plant and Equipment, net	16,663	-
Other Non-current Assets		
Intangible asset	119,000	-
Deferred tax assets, non-current	-	12,687
Total Other Non-current Assets	135,663	12,687
Total Assets	$ 800,529	$ 698,748
Liabilities and Stockholders' Equity		
Current Liabilities		
Note payable	$ 80,896	$ 29,868
Accounts payable	13,389	16,039
Income taxes payable	6,044	9,811
Deferred revenue	27,778	33,336
Accrued liabilities	113,806	108,175
Total Current Liabilities	241,913	197,229
Other Non-current Liabilities		
Deferred tax liability, non-current	6,545	-
Deferred revenue, non-current	-	27,775
Total Liabilities	248,458	225,004
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized, 153 and 133 issued and outstanding, respectively	76,500	66,500
Additional paid-in capital	243,376	134,376
Retained earnings	232,195	272,868
Total Stockholders' Equity	552,071	473,744
Total Liabilities and Stockholders' Equity	$ 800,529	$ 698,748

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income
Years Ended September 30, 2014 and 2013

	2014	2013
Revenues		
Advisory fees	$ 181,033	$ 160,101
Commissions	2,811,399	2,380,227
Consulting fees	23,394	19,810
Designated sales	16,254	1,500
Fiscal agent fees, net	90,809	213,064
Handling fees	19,685	17,872
Interest	31,244	70,323
Unrealized gains and losses	785	(11,803)
Managed account fees, net	1,294,277	1,008,627
Miscellaneous	55,091	65,124
Rental	6,600	6,600
Trading account gains, net	83,321	104,329
Underwriting, net	67,224	91,889
Total Revenues	4,681,116	4,127,663
Expenses		
Advertising	17,975	30,647
Bank charges	360	330
Employee benefits	129,803	100,862
Charge-offs	9,833	1,089
Clearing fees	156,001	158,909
Correspondent fees	7,194	9,032
Contract labor	145,984	138,453
Depreciation	1,317	-
Donations	10,895	15,492
Dues and subscriptions	29,889	22,434
Employee and customer relations	37,544	24,050
Fiscal Agency Expense	-	945
Information systems	132,611	111,347
Insurance	9,404	9,239
Interest	6,661	5,291
Licenses and registrations	4,778	3,605
Managed account expense	38,630	33,407
Miscellaneous	15,472	11,526

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income (Continued)
Years Ended September 30, 2014 and 2013

	2014	2013
Expenses (Continued)		
Office supplies	$ 36,317	$ 19,956
Penalties	25	-
Postage and shipping	15,016	9,768
Professional fees	19,305	28,010
Regulatory fees	43,641	25,523
Rent	154,435	137,067
Retirement	83,974	70,397
Salaries, commissions and related taxes	3,304,338	2,829,911
Taxes and licenses (occupational)	2,900	1,281
Telephone and internet access	30,794	23,770
Training	2,061	3,431
Transfer fees	51,000	15,000
Travel and entertainment	17,634	12,678
Underwriting expenses	-	5,584
Utilities	22,659	21,534
Vehicle expense	6,553	22,551
Total Expenses	4,545,003	3,903,119
Net Income before Income Taxes	136,113	224,544
Income Tax Expense	43,786	59,505
Net Income	$ 92,327	$ 165,039

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2014 and 2013

	Common Stock		Additional Paid in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, September 30, 2012	133	$ 66,500	$ 134,376	$ 187,629	$ 388,505
Dividends Paid	-	-	-	(79,800)	(79,800)
Net Income	-	-	-	165,039	165,039
Balances, September 30, 2013	133	66,500	134,376	272,868	473,744
Dividends Paid	-	-	-	(133,000)	(133,000)
Issuance of Common Stock	20	10,000	109,000	-	119,000
Net Income	-	-	-	92,327	92,327
Balances, September 30, 2014	153	$ 76,500	$ 243,376	$ 232,195	$ 552,071

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Years Ended September 30, 2014 and 2013

	2014	2013
Statement of Changes in Subordinate Liabilities		
Subordinated Liabilities at Beginning of Year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated Liabilities at End of Year	$ -	$ -

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Cash Flows
Years Ended September 30, 2014 and 2013

	2014	2013
Cash Flows from Operating Activities		
Net Income	$ 92,327	$ 165,039
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	19,654	13,078
Depreciation	1,317	-
Changes in assets and liabilities:		
Accounts receivable	(30,382)	(21,586)
Income tax receivable	-	17,725
Securities held in inventory	92,802	201,818
Prepaid expenses and other	1,363	670
Accounts payable	(2,650)	(16,200)
Income taxes payable	(3,767)	9,811
Accrued liabilities	5,631	51,099
Deferred revenue	(33,333)	(33,333)
Net Cash Provided by Operating Activities	142,962	388,121
Cash Flows from Investing Activities		
Purchase of equipment	(17,980)	-
Net Cash Used in Investing Activities	(17,980)	-
Cash Flows from Financing Activities		
Dividends paid	(133,000)	(79,800)
Note payable proceeds (payments)	51,028	(331,324)
Net Cash Used in Financing Activities	(81,972)	(411,124)
Net Increase (Decrease) in Cash and Cash Equivalents	43,010	(23,003)
Cash and Cash Equivalents at Beginning of Year	69,994	92,997
Cash and Cash Equivalents at End of Year	$ 113,004	$ 69,994
Supplemental Disclosure:		
Cash paid during the year for interest	$ 6,661	$ 5,291
Fair value of common stock issuance	119,000	-

See accompanying notes.

Note A - Nature of Organization and Operations

First Kentucky Securities Corporation and Subsidiary ("the Company"), a Kentucky C-corporation, is a full service broker-dealer with offices in Frankfort, Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer and registered investment advisor under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds.

First Kentucky Securities Corporation's wholly owned subsidiary, First Credit Advisors, Inc. provides consulting and advisory services to institutions in states other than Kentucky. The subsidiary had limited activity in fiscal years 2014 and 2013, respectively.

The consolidated financial statements for the fiscal years ended September 30, 2014 and 2013 include all the transactions for First Kentucky Securities Corporation and First Credit Advisors. All significant intercompany transactions and balances have been eliminated in consolidation.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The consolidated financial statements of the Company are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Accounting Standards Codification (“ASC”), as produced by the Financial Accounting Standards Board (“FASB”), is the sole source of authoritative GAAP.

2. Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

4. Revenue Recognition and Accounts Receivable: The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

   The Company uses an independent broker-dealer to serve as their clearing house and customer account record keeper. This broker-dealer processes and settles all of the Company's transactions with the national exchanges. As a result, from time-to-time, the Company will have amounts owed to it from this broker/dealer for commissions and fees earned. As of September 30, 2014 and 2013, the Company had commission's receivable (recorded in accounts receivable) from the clearing house of approximately $192,000 and $157,000, respectively. Other receivables are due from certain financial institutions for whom the Company provides advisory services. The management of the Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable becomes uncollectible, write-offs will be charged to operations when that determination is made.

Note B - Summary of Significant Accounting Policies (Continued)

5. Securities Held in Inventory: The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value in accordance with FASB ASC 820. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the consolidated statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

6. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

7. Good Faith Deposit: Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

8. Property and Equipment: Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with the straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note E. Depreciation expense was $1,317 and $0 during fiscal years 2014 and 2013, respectfully.

9. Intangible Asset: Intangible asset is comprised of an acquired company's book of business (customer related, see Note K). Amortization of intangible asset is computed using the straight-line method over the estimated useful life of five years.

10. Deposit held with Clearing House: As part of the broker-dealer agreement described in Note B4, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

11. Deferred Revenue: During 2011, the Company entered into a three year contract extension with RBC Dain for Dain to be the Company's clearing house. In exchange for this extension, the Company received $100,000. The contract extension begins in August 2013 and will continue for three years. The $100,000 received will be recognized as revenue over the life of the extension period. Amounts amortized into income were $33,333 during fiscal years 2014 and 2013.

12. Net Capital Requirements: Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule"), the Company is required to maintain a minimum net capital of not less than $100,000. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2014 and 2013 are shown on page 18 of this report, as a component of supplementary information.

Note B - Summary of Significant Accounting Policies (Continued)

13. Income Taxes: The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

    The Company's policy for interest and penalties on material uncertain tax positions recognized in the consolidated financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that significantly impact the consolidated financial statements or related disclosures.

    Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to September 30, 2011.

14. Advertising Costs: Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying consolidated statements of income were $17,975 and $30,647 for the years ended September 30, 2014 and 2013, respectively.

15. Book Value Per Share: Total book value per share was approximately $3,608 and $3,562 as of September 30, 2014 and 2013, respectively.

16. Subsequent Events: Subsequent events of the Company have been considered through the date of the Independent Auditor's Report which represents the date the consolidated financial statements were available to be issued.

17. Reclassifications: Certain amounts in the 2013 consolidated financial statements have been reclassified to conform to the 2014 presentation.

Note C - Fair Value of Financial Instruments

The FASB's ASC contains guidance regarding the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.

Securities held in inventory are carried at fair value at September 30, 2014 and 2013. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the consolidated statements of income.

The Company follows the fair value provisions of the ASC. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

Note C - Fair Value of Financial Instruments (Continued)

Securities Held in Inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds, corporate senior notes and preferred securities.

Assets measured at fair value on a recurring basis are summarized below:

	September 30, 2014			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 113,004	$ -	$ -	$ 113,004
Securities held in inventory	-	241,711	-	241,711
Total Assets	$ 113,004	$ 241,711	$ -	$ 354,715

	September 30, 2013			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 69,994	$ -	$ -	$ 69,994
Securities held in inventory	-	334,513	-	334,513
Total Assets	$ 69,994	$ 334,513	$ -	$ 404,507

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of or during the years ended September 30, 2014 and 2013. Additionally, there were no transfers between levels 1 and 2 during the years ended September 30, 2014 and 2013.

Note D - Securities Held in Inventory

Securities inventory at September 30, 2014 and 2013 consist of the following:

	2014	2013
Kentucky city and county municipal securities	$ -	$ 160,967
State agency tax-exempt fixed income securities	62,388	126,920
Taxable bonds	179,323	46,626
	$ 241,711	$ 334,513

Securities held in inventory are carried at fair value. For those securities valued at more or less than purchase cost, differences are reported in the consolidated statements of income as an unrealized gain or loss. There were $785 of unrealized gains at September 30, 2014. There were $11,803 of unrealized losses at September 30, 2013.

Note E - Property and Equipment

Property and equipment at September 30, 2014 and 2013 consist of the following:

	2014	2013
Office equipment	$ 43,643	$ 25,663
Furniture and fixtures	2,257	2,257
Leasehold improvements	1,385	1,385
	47,285	29,305
Less accumulated depreciation	30,622	29,305
	$ 16,663	$ -

Note F - Note Payable

The Company enters into annual note agreements dated January 1, with their clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $291,000 as of September 30, 2014). The following were the total amounts outstanding on margin as of September 30:

	2014	2013
Borrowings on brokerage margin account at RBC Dain. The interest rate is 1.59% at September 30, 2014.	$ 80,896	$ -
Borrowings on brokerage margin account at RBC Dain. The interest rate is 1.92% at September 30, 2013.	-	29,868
Total	$ 80,896	$ 29,868

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory and cash on deposit. Interest expense for the years ended September 30, 2014 and 2013 totaled $6,661 and $5,291, respectively.

Note G - Income Taxes

The provision for income taxes at September 30, 2014 and 2013 consists of the following:

	2014	2013
Current Provision		
Federal	$ 15,152	$ 39,882
State and local	8,980	6,545
Total Current Provision	24,132	46,427
Deferred Expense	19,654	13,078
Total Expense	$ 43,786	$ 59,505

	2014	2013
Tax expense at expected statutory rates	$ 58,579	$ 84,611
Tax exempt interest	(12,240)	(27,573)
Nondeductible expenses	3,652	2,467
Other	(6,205)	-
	$ 43,786	$ 59,505

Note G - Income Taxes (Continued)

The Company's deferred tax assets as of September 30, 2014 and 2013 consists of provisions for deferred revenue.

The Company's deferred tax liabilities as of September 30, 2014 consists of provisions for depreciation.

A valuation allowance is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. Management believes that no allowance is necessary under this criteria and accordingly no allowance was recorded.

Note H - Commitments and Contingencies

1. Operating Leases: The Company leases office space in two facilities under month-to-month leases and one office space under a non-cancelable operating lease expiring in 2015. During the current year, the Company had amended the lease agreement under the non-cancellable operating lease expiring in 2015 to remove leasable space in the existing office space. Under the amended lease the Company obtained other office space within the premise. This portion of the amended non-cancelable operating lease expires in 2020. The Company recognizes rent expense on a straight-line basis over the life of the lease. Rent expense under these leases was $154,435 and $137,067 for 2014 and 2013, respectively. Future minimum payments under these leases are as follows:

Years Ending September 30,	Amount
2015	$ 155,420
2016	82,650
2017	83,694
2018	84,738
2019	85,782
Thereafter	72,210
	$ 564,494

2. Legal and Regulatory Matters: The Company is a registered broker-dealer and as such is subject to the oversight of those who regulate the industry, including FINRA, the United States Securities and Exchange Commission, and the Securities Commission of Kentucky. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules. The Company endeavors to correct such asserted violations in a timely manner. In certain circumstances the Company may be subject to fines or violations. In June 2013, the United States Securities and Exchange Commission completed an examination of the Company and found that the Company violated section 206 of the Investment Advisors Act of 1940 and the Company needed to refund certain customers commissions earned on various transactions. Total accounts to be refunded were approximately $42,000 and had been recorded in accrued liabilities in fiscal year 2013. No refunds from the accrual have been disbursed.

Note I - Risks and Concentrations

A significant portion of the Company's business is for customers in Kentucky. Accordingly, the occurrence of any adverse economic conditions, including the municipal bond markets, or an adverse regulatory climate in the state could have a material adverse effect on the Company's business.

The Company maintains its cash at various financial institutions. The balance at times may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the consolidated statements of income.

Note J - Retirement Plan

The Company has established a Simple IRA Plan. Employee contributions are through payroll deductions. The Company, at its discretion, matches employee contributions up to 3% of the employees' salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2014 and 2013 were $83,974 and $70,397, respectively.

Note K – Business Combination

Effective September 30, 2014, the Company merged with Kevin P. O'Connor, LLC ("the LLC") with the Company being the surviving entity of the merger. On the effective date of the merger, the Company retained all assets and liabilities of the LLC in exchange for 20 shares of common capital stock of the Company. The LLC did not possess any tangible assets or liabilities. The fair value of the shares issued in exchange for the book of business was determined by management using industry comparable transactions and discounted for minority interest factors. That fair value of this customer related intangible asset was determined to be $119,000 and has been recorded on the balance sheet. Per the terms of the agreement, the owner of the LLC cannot take the book that was acquired, in addition to any book of business developed while employed with the Company from the Company for five years without surrendering the shares of common capital stock of the Company. The primary purpose of this merger was to expand the Company's core business.

Supplementary Information

First Kentucky Securities Corporation and Subsidiary
Schedule I - Comparative Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission
Years Ended September 30, 2014 and 2013

	2014	2013
Net Stockholders' Equity ("Net Capital")	$ 552,071	$ 473,744
Deductions and/or Charges		
Non Allowable assets		
Accounts receivable	5,350	10,500
Deferred assets	10,911	24,020
Intangible asset	119,000	-
Property and equipment, net	16,663	-
Total Deductions	151,924	34,520
Net Capital before Percentage Reductions	400,147	439,224
Pursuant to rule 15c3-1		
Reduction of securities held in inventory	(10,235)	(18,511)
Net Capital	$ 389,912	$ 420,713
Aggregate Indebtedness		
Accounts Payable, Accrued Liabilities, Taxes Payable Deferred Revenue and Deferred Tax Liability	$ 167,562	$ 195,136
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 289,912	$ 320,713
Ratio of Aggregate Indebtedness to Net Capital	.43 to 1	.46 to 1
Reconciliation with Company Calculation		
Net capital as reported in focus report	$ 384,127	$ 437,969
Haircut calculation difference	1,995	(908)
Audit adjustments to account balances	3,790	(16,348)
Net Capital	$ 389,912	$ 420,713

The Company claimed an exemption from Rule 15c3-3 under the provisions of Section (k)(2) (i) and (ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III- Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).

CPAs & ADVISORS

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

We have reviewed management's statements, included in the accompanying First Kentucky Securities Corporation and Subsidiary Exemption Report, in which (1) First Kentucky Securities Corporation and Subsidiary ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) and (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Kentucky Securities Corporation and Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
November 21, 2014

First Kentucky Securities Corporation and Subsidiary Exemption Report

First Kentucky Securities Corporation and Subsidiary
4360 Brownsboro Road, Suite 115
Louisville, KY 40207

SEC File No.: 8-22224
CRD No.: 7524

Fiscal Year Ended September 30, 2014:

In accordance with Rule 17a-5(d)(4), we confirm, to the best of our knowledge and belief, that:

1. We are exempt from 240.15c3-3 under the provisions of 240.15c-3(k)(2);
2. We met the exemption provisions in 240.15c3-3(k)(2) throughout the period from October 1, 2013 through September 30, 2014, without exception

Signature: ______________________

Title: ______________________